22nd Century Group, Inc.
9530 Main Street
Clarence, NY 14031
Tel.: 716-270-1523

September 16, 2011

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	22nd Century Group, Inc. Registration Statement on Form S-1 Commission File No. 333-173420

Ladies and Gentlemen:

The undersigned registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above captioned Registration Statement (File No. 333-173420), as amended by any pre-effective amendments thereto, be accelerated to:

September 20, 2011

or as soon as practicable thereafter. For purposes of Rule 461, there is no underwriter at this time.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

22nd Century Group, Inc.

By:	/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer